UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-31446

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Cimarex Energy Co.

401(k) Plan

Financial Statements

and Supplemental Schedules

As of December 31, 2009 and 2008

and for the Year Ended December 31, 2009

Cimarex Energy Co.

401(k) Plan

Report of Independent Registered Public Accounting Firm

The Participants, Audit Committee of Cimarex Energy Co. and

Cimarex Energy Co. 401(k) Plan Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of Cimarex Energy Co. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 28, 2010

Financial Statements

Cimarex Energy Co.

401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2009	2008

Assets:
Investments, at fair value (Notes 2, 3, and 4):
Registered investment companies	$55,661,320	$39,744,292
Cimarex Energy Co. Common Stock Fund	19,037,211	8,393,001
Participant loans	965,613	746,599

Total investments	75,664,144	48,883,892

Contributions receivable:
Participant	—	94
Employer matching	10,444	94
Employer profit sharing, net of forfeitures (Note 1)	1,224,961	—

Total contributions receivable	1,235,405	188

Net assets available for plan benefits	$76,899,549	$48,884,080

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31,	2009

Additions to net assets attributed to:
Contributions:
Participant	$6,210,130
Employer match, net of forfeitures (Note 1)	4,965,646
Employer profit sharing, net of forfeitures (Note 1)	1,224,961
Participant rollover	1,598,132
Investment income (Note 2):
Net appreciation in fair value of investments (Note 3)	16,636,397
Interest and dividends	1,367,650
Interest income on participant loans	51,178

Total additions	32,054,094

Deductions from net assets attributed to:
Benefits paid to participants, including loans deemed	(4,035,997)
Administrative expenses	(2,628)

Total deductions	(4,038,625)

Net increase	28,015,469

Net assets available for plan benefits, beginning of year	48,884,080

Net assets available for plan benefits, end of year	$76,899,549

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION

The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan was established effective October 1, 2002 by Cimarex Energy Co. (the “Company” or “Cimarex”).  The Plan was established to provide incentives and security for the employees of the Company and their beneficiaries.  In addition to Cimarex employees, the Plan provides for participation by employees of all Cimarex subsidiaries and certain predecessor employers.  The Plan is intended to be a defined contribution plan with profit sharing provisions.

General

The Plan is a defined contribution plan covering employees of Cimarex and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Recordkeeper of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (“Vanguard”).  The trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company.  All assets of the Plan are held in trust by Vanguard.  Vanguard is also the recordkeeper of the Plan.

Eligibility

All non-excludable employees of the Company who have obtained the age of 18 and who have completed 3 months of service in which they were credited with at least 250 hours of service or who have completed 1 year of service are eligible to participate in the Plan.  Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens.  Employees may enter the Plan on the first day of each calendar month after meeting plan requirements.  A participant may modify his/her deferral election the first pay period of each month if desired.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Contributions

A participant may enter into a salary reduction agreement with the Company whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee’s elective 401(k) deferred salary contribution or effective January 1, 2009 as a Roth contribution). In no event shall the portion of earnings to be deferred be less than 1% of the participant’s earnings nor more than 100% of the participant’s pre-tax annual compensation, as defined in the Plan Document, subject to annual Internal Revenue Code (“IRC”) dollar limits ($16,500 for 2009).  The Plan also allows catch-up contributions for participants over the age of 50 based on IRC limitations ($5,500 for 2009).  The Plan was amended effective January 1, 2009 to allow for Roth 401(k) contributions.

The Company may make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant pursuant to the written salary reduction agreement between the participant and the Company.  In no event, shall the Company’s matching contribution, on behalf of a participant, exceed the match percentage approved by the Company’s Board of Directors which was 7% of each participant’s eligible compensation for 2009. The matching contribution is also subject to the IRC annual compensation limit ($245,000 for 2009). Catch-up contributions are not matched by the Company.

The Plan also allows for a profit sharing contribution by the employer.  The Company made a profit sharing contribution for the year ended December 31, 2009, equal to 2% of eligible compensation in the amount of $1,224,961 (after forfeitures were applied). This was funded in 2010.  The Company did not make a profit sharing contribution for the year ended December 31, 2008.  Employees are eligible to receive the profit sharing contribution if they meet the plan entry requirements, are employed on the last day of the plan year and have a minimum of 500 hours service in the plan year. For employees who terminated employment due to death, disability or had attained age 62, the last day of year and 500 hour service requirements do not apply.

Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan Document.

The contributions (participant and Company) for the plan year are subject to certain limitations imposed by the IRC and the Plan’s terms.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, profit sharing contributions (if any), and earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis.  The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan.  Currently, the Plan offers various investment options in registered investment companies, and a Cimarex common stock fund.  Participants may change their investment directions at any time, subject to such restrictions and procedures as are established by the recordkeeper, the Plan and Cimarex. Employee-participants should not trade company stock during designated quiet periods, or while in possession of material, undisclosed information about Cimarex.

Participant Loans

An employee may borrow the lesser of $50,000 or one-half of their vested account balance.  Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000.  Participants may not apply for another loan within six months of the date on which the previous loan was paid in full.  The maximum loan term is five years, except for a loan to acquire a participant’s principal residence, which may have a term of up to ten years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period.  The loans are secured by the balance in the participant’s account, and bear interest at a rate of 1% above prime rate. Interest rates for the loans range from 4.25% to 9.25% as of December 31, 2009. Principal and interest are paid ratably through payroll deductions.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Vesting

A participant is always 100% vested in that portion of his/her account attributable to 401(k) deferred salary contributions, Roth contributions, catch-up contributions and rollover contributions. Vesting for that portion of the participant’s account attributable to company contributions is based on years of credited service as defined by the Plan Document, in accordance with the following schedule:

Completed years of credited service with the Employer	Vested Percentage
1	25%
2	50%
3	75%
4 or more	100%

For those hired on or after January 1, 2006, a year of service is computed based on employment date anniversaries.  Participants are credited with prior years of service earned with Key Production Company, Inc. (“Key”) or Helmerich & Payne, Inc. (“H&P”). Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.  Certain employees of Key, H&P, Magnum Hunter Resources, Inc., and Gruy Petroleum Management, Inc., who became employees of Cimarex are subject to special vesting provisions as described in the Plan Document.

Forfeitures

At December 31, 2009 and 2008, amounts held in the forfeiture account totaled $228,988 and $130,443, respectively. These amounts can be used to reduce future employer contributions.  For the year ended December 31, 2009, forfeitures were utilized to fund employer matching contributions in the amount of $6,289. The Company utilized $240,000 of forfeitures (those available at December 31, 2009 and additional forfeitures in 2010) during 2010 to offset the 2009 employer profit sharing contribution as of December 31, 2009 and funded in 2010.  Remaining unused forfeiture amounts have not been allocated to participant accounts.

Plan Expenses

Administrative expenses are paid by the Company.  Loan origination and annual fees are paid by participants who take out loans. During the year ended December 31, 2009, expenses of $2,628 were paid by or allocated to participants.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.  In the event the Plan is terminated, all participant accounts would immediately become fully vested and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service, death, disability or attainment of the normal retirement age (62), a participant may elect to receive lump-sum distributions equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account.  Immediate lump-sum distributions are to be made to terminated participants if the participant’s vested account balance, net of rollover contributions, is $1,000 or less. Participants may request to receive company stock held in their account as an in-kind distribution.

Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.

Voting Rights of Company Common Stock

The trustee, Vanguard, holds the shares of Cimarex common stock on behalf of the Plan.  Each participant or beneficiary of a deceased participant shall have the right to direct the trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of company stock which have been allocated to the participant’s account including, but not limited to, the right to sell or retain shares in a public or private tender offer.  Participants direct the trustee to vote by submission of timely participant directions.  Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for fair value methodology.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  The net appreciation in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Contributions are recorded in the period payroll deductions are made.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under ASC 105, Generally Accepted Accounting Principles.  This guidance establishes the FASB Accounting Standards Codification (“ASC” or the “Codification”) as the single source of authoritative GAAP for nongovernmental entities, superceding various existing authoritative accounting pronouncements.  The Codification establishes one level of authoritative GAAP.  All other literature is considered non-authoritative.  There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

In April 2009, the FASB issued guidance under ASC 820, Fair Value Measurement and Disclosures. This guidance emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.  Adjustments to those transactions or prices should be applied to determine the appropriate fair value.  The standard also requires increased disclosures.  The impact of adoption of this standard was not material to the Plan’s financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  This guidance requires the reporting entity to disclose additional information on transfers in and out of fair value levels, measurement disclosures by classes of assets and descriptions of valuation techniques and inputs used to measure fair value (both recurring and nonrecurring fair value) in addition to other disclosures.  This guidance is effective for reporting periods beginning after December 15, 2009, except for certain disclosures which will be effective for fiscal years beginning after December 15, 2010.  Management does not expect that the adoption will have a material impact on the Plan’s financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

In May 2009, the FASB issued ASC 855, Subsequent Events, which was updated in February 2010 by ASC Update 2010-09: Amendments to Certain Recognition and Disclosure Requirements.  This guidance establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  In particular, the guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  The adoption of the guidance is effective immediately and is reflected in Note 8 to the financial statements.

3.    INVESTMENTS

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2009) appreciated in value as follows:

For the Year Ended December 31,	2009
Registered investment companies	$6,918,936
Cimarex Energy Co. common stock	9,717,461

Net appreciation in fair value of investments	$16,636,397

Investments which exceed 5% of net assets available for Plan benefits are as follows:

December 31,	2009		2008
Cimarex Energy Co. Common Stock	$18,962,572		$8,315,752
Vanguard Prime Money Market Fund (a)	9,096,347		8,095,320
Vanguard Intermediate-Term Treasury Fund Investor Shares	5,841,629		3,793,919
Vanguard Wellington Fund Investor Shares	5,560,048		3,449,768
Vanguard 500 Index Fund Investor Shares	4,624,861		3,400,619
Vanguard Windsor II Fund Investor Shares	4,286,522		3,142,801
Vanguard Small-Cap Index Fund Investor Shares	4,065,469		12,103	*
Vanguard Total Bond Market Index Fund Investor Shares	—	*	2,542,472

*Not greater than 5%, or not held in the respective year

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

(a) The balance held includes the amount held in the Cimarex Energy Co. Common Stock Fund.

4.     FAIR VALUE MEASUREMENTS

ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities.  Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for an asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Registered Investment Companies:  Valued at quoted market prices in active markets that the Plan has the ability to access, which represent the net asset value of shares held by the plan at year-end.

Cimarex Energy Co. Common Stock:  Valued at year-end unit closing price reported on the active market on which the securities are traded (comprised of year-end market price of the stock plus uninvested cash position).

Participant Loans:  Stated at the outstanding principal balance at year end, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Registered investment companies
Domestic equity funds	$16,015,288	$—	$—	$16,015,288
International equity funds	5,522,031	—	—	5,522,031
Bond funds	6,465,260	—	—	6,465,260
Balanced funds	18,637,033	—	—	18,637,033
Money market funds	9,096,347	—	—	9,096,347
Common stock
Company stock	18,962,572	—	—	18,962,572
Participant loans	—	—	965,613	965,613

Total investments at fair value	$74,698,531	$—	$965,613	$75,664,144

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

4.     FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

Participant Loans
Fair value, beginning of year	$746,599
New loans issued	669,937
Loan principal repayments	(387,915)
Deemed and defaulted distributions of loans	(63,008)

Fair value, end of year	$965,613

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered investment companies
Domestic equity funds	$10,814,078	$—	$—	$10,814,078
International equity funds	3,649,538	—	—	3,649,538
Bond funds	6,350,607	—	—	6,350,607
Balanced funds	10,911,998	—	—	10,911,998
Money market funds	8,095,320	—	—	8,095,320
Common stock
Company stock	8,315,752	—	—	8,315,752
Participant loans	—	—	746,599	746,599

Total investments at fair value	$48,137,293	$—	$746,599	$48,883,892

5.    INCOME TAX STATUS

The prototype plan, which the Company adopted, obtained its latest opinion letter on March 31, 2008. The Internal Revenue Service has stated that the prototype plan is qualified and the related trust is tax-exempt. The Plan has received a separate determination letter for the Plan as adopted dated October 30, 2003. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

6.    RELATED PARTY/ PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of registered investment companies managed by an affiliate of Vanguard.  Vanguard acts as trustee and recordkeeper for the Plan.  During the plan year ended December 31, 2009, annual loan fees of $2,628 were paid to Vanguard.

The Plan also invests in Cimarex common stock, common stock of the plan sponsor, which also qualifies as a related party transaction.  During the plan year ended December 31, 2009, the gain on investment was $9,799,725 (including dividends reinvested), purchases of Cimarex common stock of $2,996,019 and sales of Cimarex common stock were $828,154.  As of December 31, 2009 and 2008, the Plan held 357,987 and 310,251 shares of Cimarex common stock at a value of $18,962,572 and $8,315,752, respectively, along with cash in the Vanguard Prime Money Market Fund of $74,640 and $77,249 in the Cimarex Energy Co. common stock fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.    CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan invests in registered investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perceptions of the issuers and changes in interest rates.  Shares of the Company’s common stock are also exposed to the same risks as well as risks specific to the Company which are detailed in the Company’s filings with the Securities and Exchange Commission.  Investment in the Company’s common stock represents 24.7% and 17.0% of the net assets available for plan benefits as of December 31, 2009 and 2008, respectively. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the statement of net assets available for plan benefits and participants’ accounts.

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

8.    SUBSEQUENT EVENTS

Effective January 1, 2010, the Plan was amended and restated.  There is no longer an eligibility requirement for entry into the Plan.  All other significant plan provisions remained unchanged.

Management has evaluated subsequent events through the date of the opinion, which is the date the financial statements were issued.

Supplemental Schedules

Cimarex Energy Co.

401(k) Plan

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year) — December 31, 2009

December 31, 2009	EIN: 45-0466694 Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Shares/ Units	(e) Cost	(f) Current Value

*	Vanguard Prime Money Market Fund	Registered Investment Company	9,021,706.850	(1)	$9,021,707
	American Funds EuroPacific Growth Fund	Registered Investment Company	69,300.045	(1)	2,656,964
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	45,045.882	(1)	4,624,861
*	Vanguard Growth Index Fund Investor Shares	Registered Investment Company	111,216.553		3,038,436
*	Vanguard Short-Term Investment-Grade Fund Investor Shares	Registered Investment Company	58,888.663	(1)	623,631
*	Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company	147,889.017	(1)	4,065,469
*	Vanguard Intermediate-Term Treasury Fund Investor Shares	Registered Investment Company	526,747.470	(1)	5,841,629
*	Vanguard Total International Stock Index Fund	Registered Investment Company	198,824.894	(1)	2,865,067
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	192,722.642	(1)	5,560,048
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	181,018.679	(1)	4,286,522
*	Vanguard Target Retirement Fund 2005	Registered Investment Company	26,571.869	(1)	291,759
*	Vanguard Target Retirement Fund 2010	Registered Investment Company	27,541.740	(1)	565,157
*	Vanguard Target Retirement Fund 2015	Registered Investment Company	216,093.525	(1)	2,444,018
*	Vanguard Target Retirement Fund 2020	Registered Investment Company	96,185.494	(1)	1,919,862
*	Vanguard Target Retirement Fund 2025	Registered Investment Company	298,467.666	(1)	3,378,654
*	Vanguard Target Retirement Fund 2030	Registered Investment Company	48,128.547	(1)	929,362
*	Vanguard Target Retirement Fund 2035	Registered Investment Company	118,750.002	(1)	1,379,875
*	Vanguard Target Retirement Fund 2040	Registered Investment Company	38,354.525	(1)	730,654
*	Vanguard Target Retirement Fund 2045	Registered Investment Company	56,909.906	(1)	684,057
*	Vanguard Target Retirement Fund 2050	Registered Investment Company	17,683.363	(1)	337,929
*	Vanguard Target Retirement Income	Registered Investment Company	39,250.076	(1)	415,658
*	Cimarex Energy Co. Common Stock	Common Stock	357,987.000	(1)	18,962,572
*	Vanguard Prime Money Market Fund	Registered Investment Company in Company Stock Fund	74,639.890	(1)	74,640
*	Participant Loans	Ranging from 4.25% to 9.25%, various maturity dates	—	(1)	965,613

					$75,644,144

* Party-in-interest as defined by ERISA.

(1)  The cost of participant-directed investments is not required to be disclosed.

See accompanying report of independent registered public accounting firm.

Cimarex Energy Co.

401(k) Plan

Form 5500 - Schedule H, Part IV, Line 4a – Schedule of Delinquent

Participant Contributions – For the Year Ended December 31, 2009

EIN: 45-0466694

Plan Number: 001

Participant Contributions Transferred Late to Plan (including lost earnings)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-S1	Total that Constitute Non-exempt Prohibited Transactions

$94	$—	$94	$—	$—	$94

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Cimarex Energy Co. 401(k) Plan

Date: June 25, 2010

BY:	/s/ Paul Korus
Paul Korus
VP, CFO and Treasurer
Cimarex Energy Co.

BY:	/s/ Richard S. Dinkins
Richard S. Dinkins
VP - Human Resources of Cimarex
Energy Co. and Plan Administrator of the
Cimarex Energy Co. 401(k) Plan